Exhibit 2.6

DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “eXCHANGE ACT”)

As of December 31, 2025, the Company had the following securities registered pursuant to Section 12 of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.00001 per share	BULL	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Shares at an exercise price of $11.50 per share	BULLW	The Nasdaq Stock Market LLC

The following is a description of the material matters of the Webull Class A Ordinary Shares and Webull Public Warrants of Webull Corporation (“Webull,” the “Company,” “we,” “our” or us”). This description only includes a summary of specified provisions of the Webull Articles and the Warrant Assignment Agreement and is qualified by reference to the Webull Articles and the Warrant Assignment Agreement filed as Exhibits 1.1 and 2.4, respectively, to the Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”). Capitalized terms used but not defined herein have meanings given to them in the Annual Report.

Webull Class A Ordinary Shares

Description of Share Capital and the Webull Articles

Webull is a Cayman Islands exempted company with limited liability and its affairs are governed by the Webull Articles, the Cayman Companies Act, and the common law of the Cayman Islands.

The Webull Articles authorize the issuance of up to 4,000,000,000 Class A Ordinary Shares of par value of US$0.00001 each and 1,000,000,000 Class B Ordinary Shares of par value of US$0.00001 each. As of December 31, 2025, Webull has 440,715,769 Webull Class A Ordinary Shares and 83,859,005 Webull Class B Ordinary Shares issued and outstanding. All Webull Ordinary Shares issued and outstanding are fully paid and non-assessable.

Objects of the Company. Under the Webull Articles, the objects of the company are unrestricted and Webull has the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary Shares. Webull’s ordinary shares are divided into Webull Class A Ordinary Shares and Webull Class B Ordinary Shares. Holders of Webull’s Class A Ordinary Shares and Webull Class B Ordinary Shares have the same rights except for voting and conversion rights. Webull’s Ordinary Shares are issued in registered form and are issued when registered in the books and records of Webull’s registrar and transfer agent, Continental Stock Transfer & Trust Company. Webull may not issue shares to bearer. Webull’s shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Webull Class B Ordinary Shares may be converted into the same number of Webull Class A Ordinary Shares by the holders thereof at any time, while Webull Class A Ordinary Shares cannot be converted into Webull Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Webull Class B Ordinary Shares by a holder thereof to any person other than holders of Webull Class B Ordinary Shares or their affiliates, or upon a change of ultimate beneficial ownership of any Webull Class B Ordinary Share to any person who is not an affiliate of the holder thereof, such Webull Class B Ordinary Shares shall be automatically and immediately converted into the same number of Webull Class A Ordinary Shares.

Dividends. The holders of Webull Ordinary Shares are entitled to such dividends as may be declared by Webull’s board of directors or declared by Webull’s shareholders by ordinary resolution (provided that no dividend may be declared by Webull’s shareholders which exceeds the amount recommended by the directors). The Webull Articles state that dividends may be declared and paid out of the funds of Webull lawfully available therefor. Under the laws of the Cayman Islands, the company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of Webull Class A Ordinary Share and Webull Class B Ordinary Share shall, at all times, vote together as one class on all matters submitted to a vote by Webull’s shareholders at any general meeting of the company. Each Webull Class A Ordinary Share shall be entitled to one vote on all matters subject to the vote at general meetings of the company, and each Webull Class B Ordinary Share shall be entitled to 20 votes on all matters subject to the vote at general meetings of the company. A resolution put to the vote of the meeting shall be decided on a poll and not on a show of hands. A poll may be demanded by the chairperson of such meeting or any one shareholder having the right to vote on the resolution present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to the Webull Articles. A special resolution may also be passed by a unanimous written resolution signed by all the shareholders of the company and an ordinary resolution also includes a written resolution passed by the requisite majority in accordance with the Webull Articles, as permitted by the Cayman Companies Act and the Webull Articles. Webull’s shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, Webull is not obliged by the Cayman Companies Act to call shareholders’ annual general meetings. The Webull Articles provide that it may (but is not obliged to) in each year hold a general meeting as Webull’s annual general meeting in which case Webull shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by the directors.

Shareholders’ general meetings may be convened by a majority of Webull’s board of directors. Advance notice of at least ten calendar days is required for the convening of Webull’s annual general shareholders’ meeting (if any) and any other general meeting of Webull’s shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in the company entitled to vote at general meeting.

The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Webull Articles provide that upon the written requisition of any one or more of Webull’s shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of the company that as at the date of the deposit carry the right to vote at general meetings of the company, Webull’s board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, the Webull Articles do not provide Webull’s shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in the Webull Articles as set out below, any of Webull’s shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by Webull’s board of directors.

The board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which Webull has a lien. The board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with Webull, accompanied by the certificate (if any) for the ordinary shares to which it relates and such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as the directors may from time to time require is paid to Webull in respect thereof.

If the directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of Nasdaq, be suspended and the register closed at such times and for such periods as the board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.

However, subject to certain exceptions set forth in the Webull Articles, during the Lock-Up Period, the Lock-Up Shareholders shall not transfer any Lock-Up Shares; provided that, notwithstanding the foregoing, each Lock-Up Shareholder may transfer Lock-Up Shares held by such Lock-Up Shareholder with the prior written consent of a majority of the Directors then in office or a duly authorized committee of the Board.

Liquidation. On the winding up of the company, if the assets available for distribution amongst Webull’s shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst Webull’s shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the company for unpaid calls or otherwise. If Webull’s assets available for distribution are insufficient to repay all of the share capital, such assets shall be distributed so that, as nearly as may be, the losses are borne by Webull’s shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. The board of directors may from time to time make calls upon shareholders for any moneys unpaid on their shares in a notice served to such shareholders at least fourteen calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Webull may issue shares on terms that such shares are subject to redemption, at Webull’s option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by either the board of directors or by Webull’s shareholders by special resolution. The company may also repurchase any of Webull’s shares on such terms and in such manner as have been approved by the board of directors or by an ordinary resolution of Webull’s shareholders. Under the Cayman Companies Act, the redemption or repurchase of any share may be paid out of the Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, the company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, Webull’s share capital is divided into different classes of shares, the rights attached to any class of shares, subject to any rights or restrictions for the time being attached to any class of shares, may be varied (including where the rights are materially adversely varied) with the consent in writing of the holders holding not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. The Webull Articles authorize Webull’s board of directors to issue additional Webull Ordinary Shares from time to time as the board of directors shall determine, to the extent of available authorized but unissued shares, without the need for any approval or consent from Webull’s shareholders.

The Webull Articles also authorize Webull’s board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

The board of directors may issue preference shares without action by Webull’s shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of Webull’s ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of Webull’s list of shareholders or Webull’s corporate records (save for Webull’s memorandum and articles of association, Webull’s register of mortgages and charges and any special resolutions of Webull’s shareholders). However, Webull will provide Webull’s shareholders with annual audited financial statements. We also may, but are not required to, furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

Anti-Takeover Provisions. Some provisions of the Webull Articles may discourage, delay or prevent a change of control of the company or management that shareholders may consider favorable, including provisions that:

●	authorize Webull’s board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by Webull’s shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, the directors may only exercise the rights and powers granted to them under the Webull Articles for a proper purpose and for what they believe in good faith to be in the best interests of the company.

Exempted Company. Webull is an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may have a capital divided into shares of no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. Unless Webull consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than Webull. However, the enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If this exclusive forum provision is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this exclusive forum provision shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to Webull’s intention. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accepting or consenting to this forum selection provision does not represent you are waiving compliance with federal securities laws and the rules and regulations thereunder.

Indemnification of Directors and Officers. The laws of the Cayman Islands do not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the indemnified person’s own fraud, dishonesty, willful default, willful neglect, fraud or against the consequences of committing a crime.

The Webull Articles provide that every director (including alternate director), secretary, or other officer for the time being and from time to time of Webull (but not including Webull’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of Webull’s business or affairs or in the execution or discharge of his duties, powers, authorities or discretions, without limitation to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning Webull or its affairs in any court whether in the Cayman Islands or elsewhere.

Webull also entered into indemnification agreements with its directors and executive officers under the laws of the Cayman Islands, pursuant to which Webull agrees to indemnify each such person against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of Webull. Webull’s obligations under the indemnification agreements will be subject to certain customary restrictions and exceptions. The form of such indemnification agreement are filed as an exhibit of this Registration Statement. In addition, the Registrant maintains standard policies of insurance under which coverage is provided to its directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, Webull has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Differences Between the Law of Different Jurisdictions

The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of England. In addition, the Cayman Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Cayman Companies Act. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Cayman Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by: (i) a majority in number representing seventy-five percent (75%) in value of the shareholders or class of shareholders, as the case may be, or (ii) a majority in number representing seventy-five percent (75%) in value of creditors or class of creditors, , as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.

The Cayman Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected, the offeror may, within a two-month period after the approval by the said holders, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Directors’ Fiduciary Duties. Under the Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and the Webull Articles provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Webull Articles allow one or more of our shareholders holding in aggregate not less than one-third of voting power represented by the issued shares of the Company as at that date carries the right of voting at general meetings of the Company, on a one vote per share basis, to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, the Webull Articles do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but the Webull Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Webull Articles, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the Cayman Companies Act, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Cayman Companies Act and the Webull Articles, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, under the Webull Articles, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, the Webull Articles may only be amended with a special resolution of our shareholders.

Webull Warrants

Webull Public Warrants and Webull Private Warrants

Upon the consummation of the Business Combination, each SKGR Public Warrant outstanding immediately prior to such Business Combination was assumed by Webull and converted into a Webull Public Warrant. As of the Closing Date, there were 17,271,990 Webull Warrants (including 6,792,000 Webull Private Warrants) issued and outstanding. As of the date of this Report, there remain [9,675,384] Webull Warrants issued and outstanding and no Webull Private Warrants and no Webull Incentive Warrants remain issued and outstanding. Each Webull Public Warrant continues to have and be subject to substantially the same terms and conditions as were applicable to such SKGR Public Warrant immediately prior to the consummation of the Business Combination (including any redemption rights provisions). Each Webull Warrant entitles the holder thereof the right to acquire one Webull Class A Ordinary Shares at an exercise price of $11.50 per share (subject to adjustments) from thirty (30) days after the Closing Date and will expire on earliest to occur of: (x) at 5:00 p.m., New York City time on the date that is five (5) years after the Closing Date, (y) the liquidation of Webull, and (z) at 5:00 p.m., New York City time on the Redemption Date (as defined in the Warrant Assignment Agreement).

Redemption of Webull Public Warrants

Not less than all of the outstanding Webull Public Warrants may be redeemed, at the option of Webull, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the registered holders of the Webull Public Warrants, at a redemption price of $0.01 per Webull Public Warrant; provided that (a) the last reported sales price of the Webull Class A Ordinary Shares for any twenty (20) Trading Days (as defined in the Warrant Assignment Agreement) within the thirty (30) Trading-Day period ending on the third Trading Day prior to the date on which notice of the redemption is given equals or exceeds $18.00 per Webull Class A Ordinary Share (subject to adjustment), and (b) there is an effective registration statement covering the issuance of the Webull Class A Ordinary Shares issuable upon exercise of the Webull Public Warrants, and a current prospectus relating thereto, available throughout the period of not less than thirty (30) days prior to the redemption date or Webull has elected to require the exercise of the Webull Public Warrants on a “cashless basis” pursuant to the terms of the Warrant Assignment Agreement.

In the event that Webull elects to redeem the Webull Public Warrants, Webull shall fix a date for redemption (the “Webull Public Warrant Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by Webull not less than thirty (30) days prior to the Webull Public Warrant Redemption Date to the registered holders of the Webull Public Warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner provided in the Warrant Assignment Agreement shall be conclusively presumed to have been duly given whether or not the registered holder received such notice.

The Webull Public Warrants may be exercised for cash (or on a “cashless basis” pursuant to the terms of the Warrant Assignment Agreement, if applicable) at any time after the notice of redemption shall have been given by Webull and prior to the Webull Public Warrant Redemption Date. In the event that Webull determines to redeem the Webull Public Warrants or require all holders of Webull Public Warrants to exercise their Webull Public Warrants on a “cashless basis” pursuant to the terms of the Warrant Assignment Agreement, the notice of redemption shall contain instructions on how to calculate the number of Webull Class A Ordinary Shares to be received upon exercise of the Webull Public Warrants. On and after the Webull Public Warrant Redemption Date, the record holder of the Webull Public Warrants shall have no further rights except to receive, upon surrender of the Webull Public Warrants, the price per Webull Public Warrant at which any Webull Public Warrants are redeemed.

The foregoing summary of the terms of the Webull Warrants is only a summary and is qualified by reference to the Warrant Assignment Agreement, which is included as Exhibit 2.4 to this Report. For more information, also see “Item 3. Key Information — D. Risk Factors — Risks Relating to Ownership of Securities of Webull — We may redeem your unexpired Webull Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making such warrants worthless” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Ownership of Securities of Webull — Holders of Webull Warrants will only be able to exercise their Webull Warrants on a “cashless basis” under certain circumstances, and if they do so, they will receive fewer Webull Class A Ordinary Shares from such exercise than if such warrants were exercised for cash.”

Webull Incentive Warrants

Upon the consummation of the Business Combination, Webull issued 20,913,089 Webull Incentive Warrants to certain Existing Webull Shareholders and SKGR Shareholders who did not redeem their SKGR Class A Ordinary Shares in connection with the Business Combination. Each Webull Incentive Warrant entitled the holder thereof to purchase one Webull Class A Ordinary Share at an initial exercise price of $10.00 per share (subject to adjustment pursuant to the terms of the Incentive Warrant Agreement). On June 30, 2025, Webull redeemed all of the issued and outstanding Webull Incentive Warrants pursuant to the terms of the Incentive Warrant Agreement. Prior to the redemption, a total of 20,453,945 Webull Incentive Warrants were exercised and each converted into one Webull Class A Ordinary Share at an exercise price of $10.00 per share, resulting in aggregate gross proceeds to Webull of approximately $204.5 million. The remaining 459,144 Webull Incentive Warrants that were not exercised on or prior to June 30, 2025 were redeemed at $0.01 per warrant.